Sub-Item 77I: Terms of new or amended securities

At its October 23, 2015 Special Meeting of the Board of Trustees, the Board approved the creation of Elkhorn S&P Preferred Thoroughbreds ETF, Elkhorn FTSE RAFI U.S. Equity Income ETF, Elkhorn FTSE RAFI Developed ex-U.S. Equity Income ETF, Elkhorn FTSE RAFI Emerging Equity Income ETF (each a "Fund" and, collectively the "Funds"), each an additional series of Elkhorn ETF Trust (the "Trust").